April 30, 2024

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Melissa Kindelan Chris Dietz Aliya Ishmukhamedova Mitchell Austin

Re:	Plum Acquisition Corp. I
Amendment No. 2 to Registration Statement on Form S-4
Filed April 5, 2024
File No. 333-276411

Ladies and Gentlemen:

On behalf of Plum Acquisition Corp. I (the “Company”), we submit this letter setting forth the responses of the Company to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in its comment letter dated April 19, 2024 (the “Comment Letter”), with respect to the Company’s Amendment No. 2 to Registration Statement on Form S-4 filed on April 5, 2024 (the “Amendment No. 2”). The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate your review, we have reproduced the text of the Staff’s comments in bold italics below. Concurrently with the submission of this letter, the Company is filing, via EDGAR, Amendment No. 3 to the Registration Statement on Form S-4 (the “Amendment No. 3”), reflecting, as appropriate, the responses to the Staff’s comments contained herein. Amendment No. 3 also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Amendment No. 2 to Form S-4 filed April 5, 2024

Risk Factors

Plum has identified material weaknesses in its internal control over financial reporting, page 76

1.	As previously requested in prior comment 1, revise to disclose that the material weakness resulted in ineffective disclosure controls and procedures and internal control over financial reporting.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 76 of Amendment No. 3 to disclose that Plum’s material weakness resulted in ineffective disclosure controls and procedures and internal control over financial reporting.

Material U.S. Federal Income Tax Consequences, page 160

2.	We note the revisions made in response to prior comment 3. We also note that you continue to begin this discussion with a statement that the “Domestication generally should qualify as an F reorganization within the meaning of Section 368(a)(1)(F) of the Code for U.S. federal income tax purposes.” To the extent you continue to include this language, you must obtain a legal opinion supporting such a conclusion. Otherwise, revise this disclosure to clearly state that it is uncertain whether the domestication will qualify as a tax-free reorganization. You may then discuss the potential consequences to shareholders and the company if the reorganization qualifies as tax-free and if it fails to qualify as tax-free.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages xxii and 162 of Amendment No. 3 to clarify that, although the parties intend that the Domestication be treated as an F reorganization under Section 368(a)(1)(F) of the Code, it is uncertain whether the Domestication will qualify as a tax-free reorganization.

Unaudited Pro Forma Condensed Combined Financial Information

Note 4 - Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2023, page 185

3.	We note your revised disclosures in adjustment “I” still states that this adjustment reflects the receipt of cash and other consideration. As previously requested, since the adjustment appears to only reflect the holders of Veea Series A-2 Preferred Stock receiving shares of New Plum Common Stock and not the receipt of cash, please revise to be consistent with the adjustment reflected. In this regard, we note that the receipt of cash is already reflected in the December 31, 2023 historical amounts.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 184 of Amendment No. 3.

Veea’s Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 228

4.	We note your revised disclosure in response to prior comment 8. Please further revise to state the amount of debt outstanding as of December 31, 2023, when the various obligations are due and those that are in default, consistent with your disclosures on pages F-74 and F-89. Also, explain how you believe you have sufficient liquidity to fund operations for the next 12 months through cash on hand and the amounts available for borrowing under your working capital facility, considering you have approximately $6 million in cash but over $21 million in debt outstanding, $9 million of which is in default and the remaining amount is due June 30, 2024. Refer to Item 303(b)(1) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 225 and 228 of Amendment No. 3.

Annex K, page K-1

5.	We note your response to prior comment 16 and continue to evaluate your response.

Response: The Company acknowledges the Staff’s comment.

*****

If you have questions or require any additional information, please telephone the undersigned at (212) 918-3267 or John Duke at (267) 675-4616.

Sincerely,

By:	/s/ Richard Aftanas
Richard Aftanas

Via email:

cc:	Kanishka Roy, Plum Acquisition Corp. I Stuart Neuhauser, Ellenoff Grossman & Schole LLP Matthew Gray, Ellenoff Grossman & Schole LLP Jonathan Deblinger, Ellenoff Grossman & Schole LLP

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